KW 3/13/14

[redacted]

14046948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolf Financial Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 South Meyers Road, Suite 500
(No. and Street)

Oakbrook Terrace (City) — Illinois (State) — 60181 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie R. Anderson — (630) 545-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold Banwart, Ltd
(Name – *if individual, state last, first, middle name*)

201 Clock Tower Drive, Third Floor (Address) — East Peoria (City) — Illinois (State) — 61611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/14

OATH OR AFFIRMATION

I, Marie R. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolf Financial Management, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MIGDALIA RAMOS
Notary Public - State of Illinois
My Commission Expires Mar 8, 2016

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Heinold Banwart, Ltd.
Certified Public Accountants

Third Floor
201 Clock Tower Drive
East Peoria, IL 61611-2449

Tel (309) 694-4251
Fax (309) 694-4202
Web www.hbcpas.com

INDEPENDENT AUDITORS' REPORT

To the Member
Wolf Financial Management, LLC
Oakbrook Terrace, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of **Wolf Financial Management, LLC** (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income and member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf Financial Management, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Heinold Banwart, Ltd.

February 17, 2014

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

		2013		2012
ASSETS				
Cash and cash equivalents	$	569,201	$	532,043
Deposit with clearing organization		34,444		34,440
Receivables from clearing organizations		63,371		44,472
Customer receivables		62,351		86,320
Related party receivables		27,000		57,272
Prepaid expenses		30,213		24,590
Property and equipment		-		250
Intangibles		135,411		225,685
	$	921,991	$	1,005,072
LIABILITIES AND MEMBER'S EQUITY				
Accounts payable				
Commissions	$	2,292	$	2,165
Related party		51,169		-
Other		1,647		5,065
Accrued liabilities		32,488		20,292
		87,596		27,522
Member's equity		834,395		977,550
	$	921,991	$	1,005,072

See accompanying notes.

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF INCOME AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Commission and fee income	$ 2,253,507	$ 2,117,242
Other income	302	395
	2,253,809	2,117,637
EXPENSES		
Wages	868,533	819,207
Benefits and payroll taxes	226,555	211,999
Commissions	223,100	210,841
Clearing charges	7,935	6,245
Rent	173,345	166,095
Amortization	90,274	112,843
Other expenses	207,222	220,935
	1,796,964	1,748,165
NET INCOME	456,845	369,472
BEGINNING MEMBER'S EQUITY	977,550	504,813
CONTRIBUTIONS	-	353,265
DISTRIBUTIONS	(600,000)	(250,000)
ENDING MEMBER'S EQUITY	$ 834,395	$ 977,550

See accompanying notes.

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 456,845	$ 369,472
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	90,524	113,683
Interest income added to clearing deposit	(4)	(4)
(Increase) decrease in operating assets		
Receivables	5,070	(20,725)
Prepaid expenses	(5,623)	271
Increase (decrease) in operating liabilities		
Accounts payable	(3,291)	(7,280)
Accrued liabilities	12,196	(17,750)
Net cash provided by operating activities	555,717	437,667
CASH FLOWS FROM FINANCING ACTIVITIES		
Net advances from (repayments to) related parties	81,441	(152,947)
Payments on non-compete liability	-	(35,263)
Member contributions	-	50,000
Member distributions	(600,000)	(250,000)
Net cash used in financing activities	(518,559)	(388,210)
INCREASE IN CASH AND CASH EQUIVALENTS	37,158	49,457
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	532,043	482,586
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 569,201	$ 532,043
SUPPLEMENTAL DATA		
Non-cash financing activities		
Member contribution to assume non-compete liability	$ -	$ 303,265

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i). The Company also provides pension administration and consulting services on a fee for service basis.

Principles of Reporting

These financial statements do not include activity of the Company's sole member, Wolf Financial Group Holdings, LLC.

Revenue Recognition

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis. Pension administration and consulting income is recognized at the time the services are rendered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents.

Accounts Receivable

Accounts receivable is stated net of an allowance for doubtful accounts of $18,900 and $32,900 at December 31, 2013 and 2012, respectively. Included in accounts receivable are unbilled services and expenses to be billed of $50,521 and $40,253 as of December 31, 2013 and 2012, respectively. The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Property and Equipment

Property and equipment, consisting of furniture and computer software, are carried at cost, less accumulated depreciation of $8,436 and $8,186 at December 31, 2013 and 2012, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to seven years. Depreciation expense was $250 and $840 for the years ended December 31, 2013 and 2012, respectively.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the financial statements.

Accounting for Uncertain Tax Positions

The Company is included with the parent company's income tax returns that are filed in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examination by tax authorities for years before 2010.

Subsequent Events

The Company has evaluated subsequent events through February 17, 2014, the date the financial statements were available to be issued.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

The Company had a deposit in a money market account with a clearing organization in the amount of $34,444 and $34,440 at December 31, 2013 and 2012, respectively, which is not insured by the FDIC.

NOTE 3. INTANGIBLES

On January 1, 2012, the Company entered into an "asset purchase" non-compete agreement intended to transition and retain customer relationships / assets under management from a departing employee. The initial amount recorded of $338,528 reflects future monthly payments required under the agreement over four years. Pursuant to the agreement, payments may be reduced if related assets under management fall below a set level resulting from customers leaving or withdrawing funds (as measured two years following the commencement of the agreement). Payments on the offsetting non-compete liability during 2012 amounted to $35,263 through May 31, 2012, at which time Wolf & Company, LLP (a related party, see note 5) assumed the remaining liability of $303,265 through a deemed capital contribution. The intangible asset initially was being amortized on a straight line basis over three years (one year employee agreement term plus two year non-compete period following the employee's departure). In 2013, the employment agreement was extended for six months thus extending the amortization period six months. Amortization expense amounted to $90,274 and $112,843 for the years ended December 31, 2013 and 2012, respectively. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable.

NOTE 4. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed three months of service and have attained age 21. The Company has a discretionary matching contribution which is fully vested when deposited. The Company expensed contributions of $32,254 and $13,080 to the Plan for the years ended December 31, 2013 and 2012, respectively.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company is wholly owned by Wolf Financial Group Holdings, LLC, which is wholly owned by Wolf & Company, LLP (Wolf). Wolf advances the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent on a month to month basis for the use of office space and equipment and the performance of administrative functions. The Company also advances funds to Wolf. Pursuant to the expense-sharing agreement, rent was paid at $13,810 per month in 2013 and $13,532 per month in 2012. Related party rent expense totaled $165,720 and $162,378 for the years ended December 31, 2013 and 2012, respectively.

The Company had amounts payable to Wolf in the amount of $51,169 as of December 31, 2013, and amounts receivable from Wolf in the amount of $18,272 as of December 31, 2012.

Advances to an employee are noninterest bearing and amount to $27,000 and $39,000 at December 31, 2013 and 2012, respectively. The advances are due in semi-monthly installments of $500.

The Company is related to Wolf Capital, LLC (Capital) by common ownership. On January 25, 2012, the Financial Industry Regulatory Authority (FINRA) granted the continuing membership application of the Company, whereby Capital was authorized to merge its broker-dealer operations into the Company with the Company being the surviving broker-dealer. Capital subsequently filed a Form BDW, thereby terminating its broker-dealer registration, and its broker-dealer operations became a branch office of the Company.

NOTE 6. CASH CONCENTRATION

Substantially all of the Company's cash is deposited at one financial institution. At certain times, the Company has cash deposits in excess of federally insured limits. The uninsured balances were approximately $321,000 at December 31, 2013.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had adjusted net capital of $525,052, which was $475,052 in excess of its required net capital of $50,000. The adjusted net capital of $525,052 is equal to the net capital the Company reported in its Focus Report.

SUPPLEMENTARY INFORMATION

WOLF FINANCIAL MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2013

NET CAPITAL	$ 834,395
NON-ALLOWABLE ASSETS	
Non-allowable receivables	143,030
Prepaid expenses	30,213
Intangibles	135,411
	308,654
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	525,741
HAIRCUTS ON SECURITY POSITIONS	
Money market accounts	689
ADJUSTED NET CAPITAL	$ 525,052
MINIMUM NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 475,052

Heinold Banwart, Ltd.
Certified Public Accountants

Third Floor
201 Clock Tower Drive
East Peoria, IL 61611-2449

Tel (309) 694-4251
Fax (309) 694-4202
Web www.hbcpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member
Wolf Financial Management, LLC
Oakbrook Terrace, Illinois

In planning and performing our audit of the financial statements of Wolf Financial Management, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Heinold Banwart, Ltd.

February 17, 2014

WOLF FINANCIAL MANAGEMENT, LLC

AGREED UPON PROCEDURES

DECEMBER 31, 2013

TABLE OF CONTENTS

Heinold Banwart, Ltd.
Certified Public Accountants

Third Floor
201 Clock Tower Drive
East Peoria, IL 61611-2449

Tel (309) 694-4251
Fax (309) 694-4202
Web www.hbcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Wolf Financial Management, LLC
Oakbrook Terrace, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Wolf Financial Management, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wolf Financial Management, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wolf Financial Management, LLC's management is responsible for Wolf Financial Management, LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with clearing statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Heinold Banwart, Ltd.

February 17, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050580 FINRA DEC
WOLF FINANCIAL MANAGEMENT LLC 15*15
1901 S MEYERS RD STE 630
OAKBROOK TERRACE IL 60181-5210

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kyle Dodson 630-545-4785

2. A. General Assessment (item 2e from page 2) $ 3,883

B. Less payment made with SIPC-6 filed (exclude interest) (1,778)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,105

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,105

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,105

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wolf Financial Management LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6 day of February, 20 14.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,253,507
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	299,129
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	7,934
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): TPA Pension Administration Record Keeping (Deductions in excess of $100,000 require documentation)	393,057
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	700,120
2d. SIPC Net Operating Revenues	$ 1,553,387
2e. General Assessment @ .0025	$ 3,883 (to page 1, line 2.A.)